CUSIP No. 913377107	Page 1 of 12 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UNIVERSAL AMERICAN CORP.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
913377107
(CUSIP Number)

Welsh, Carson, Anderson & Stowe IX, L.P.	Ropes & Gray LLP
Welsh, Carson, Anderson & Stowe X, L.P.	1211 Avenue of the Americas
WCAS IX Associates LLC	New York, NY 10036
WCAS X Associates LLC	Attn: Christopher W. Rile, Esq.
320 Park Avenue, Suite 2500	Tel: (212) 596-9000
New York, NY 10022
Attn: Jonathan M. Rather
Tel: (212) 893-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /___/

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913377107	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Welsh, Carson, Anderson & Stowe IX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	7,065,617
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	7,065,617
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,065,617
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		9.1%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 913377107	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
WCAS IX Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	7,065,617
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	7,065,617
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,065,617
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		9.1%
14.	TYPE OF REPORTING PERSON		OO

* This page reflects beneficial ownership by WCAS IX Associates LLC in its capacity as the general partner of Welsh, Carson, Anderson & Stowe IX, L.P.

CUSIP No. 913377107	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Welsh, Carson, Anderson & Stowe X, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,999,200
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,999,200
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,999,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		9.1%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 913377107	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
WCAS X Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,999,200
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,999,200
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,999,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		9.1%
14.	TYPE OF REPORTING PERSON		OO

* This page reflects beneficial ownership by WCAS X Associates LLC in its capacity as the general partner of Welsh, Carson, Anderson & Stowe X, L.P.

CUSIP No. 913377107	Page 6 of 12 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

This amendment (“Amendment No. 1”) amends the Schedule 13D filed on October 1, 2007 by Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership (“WCAS IX”), WCAS IX Associates LLC, a Delaware limited liability company (“WCAS IX Associates”), Welsh, Carson, Anderson & Stowe X, L.P., a Delaware limited partnership (“WCAS X”) and WCAS X Associates LLC, a Delaware limited liability company (“WCAS X Associates”, together with WCAS IX, WCAS IX Associates and WCAS X, the “Reporting Persons”), with the United States Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $.01 per share (the “Common Stock”), of Universal American Corp., a New York corporation (f/k/a Universal American Financial Corp.) (the “Company”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each of the aforementioned Reporting Persons has entered into a Joint Filing Agreement, a copy of which was filed as Exhibit A to the Reporting Persons’ filing on Schedule 13D on October 1, 2007, pursuant to which the Reporting Persons agreed that the Schedule 13D and all subsequent amendments thereto may be filed jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. Capitalized terms used in this Amendment No. 1 and not defined herein shall having the meanings ascribed to such terms in the Schedule 13D filed by the Reporting Persons on October 1, 2007.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following:

On March 5, 2008, WCAS IX, in its capacity as the Shareholder Representative on behalf of itself and the other “Indemnifying Members” of MHRx LLC (the “Indemnifying Members”) under the Merger Agreement, entered into a Settlement Agreement (the “Settlement Agreement”) with the Company and the other parties thereto. Pursuant to the terms of the Settlement Agreement, WCAS IX is returning an aggregate of 1,179,008 shares of Common Stock (412,231 of which shares were previously held in escrow) to the Company and will beneficially own an aggregate of 7,065,617 shares of Common Stock after such transfer. The Settlement Agreement also requires the other Indemnifying Members to return certain shares of Common Stock to the Company.

A copy of the Settlement Agreement was filed by the Company with the SEC on March 11, 2008 on Form 8-K and is incorporated herein by reference as Exhibit M hereto.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire

CUSIP No. 913377107	Page 7 of 12 Pages

additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through their designees on the Company’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changes to the Company’s capitalization or dividend policy, or (C) other changes to the Company’s business or structure.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) After the transfer of an aggregate of 1,179,008 shares of Common Stock (412,231 of which shares were previously held in escrow) by WCAS IX to the Company pursuant to the Settlement Agreement, WCAS IX is the beneficial owner of 7,065,617 shares of Common Stock, which constitutes approximately 9.1% of the Company’s outstanding shares of Common Stock. WCAS IX and WCAS IX Associates may be deemed to have shared power to vote and shared power to dispose of such 7,065,617 shares of Common Stock.

WCAS X is the beneficial owner of 6,999,200 shares of Common Stock, which constitutes approximately 9.1% of the Company’s outstanding shares of Common Stock. WCAS X and WCAS X Associates may be deemed to have shared power to vote and shared power to dispose of such 6,999,200 shares of Common Stock.

Patrick J. Welsh directly beneficially owns 20,174 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Russell L. Carson directly beneficially owns 20,174 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Bruce K. Anderson directly beneficially owns 20,174 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Thomas E. McInerney directly beneficially owns 20,024 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Robert A. Minicucci directly beneficially owns 20,174 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Anthony J. de Nicola directly beneficially owns 12,703 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

De Nicola Holdings, L.P. directly beneficially owns 4,482 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

CUSIP No. 913377107	Page 8 of 12 Pages

Paul B. Queally directly beneficially owns 17,185 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

D. Scott Mackesy directly beneficially owns 4,932 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Sanjay Swani directly beneficially owns 4,932 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

John D. Clark directly beneficially owns 4,932 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Sean D. Traynor directly beneficially owns 2,391 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

John Almeida directly beneficially owns 2,391 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Jonathan M. Rather directly beneficially owns 5,230 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Thomas Scully directly beneficially owns 135,880 shares of Common Stock or approximately 0.2% of the Common Stock outstanding.

Eric J. Lee directly beneficially owns 747 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

WCAS Management directly beneficially owns 14,943 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, and eight shares of Series B Preferred Stock acquired pursuant to the Second Stage SPA.

The share figures in the foregoing paragraphs in this Item 5 reflect the beneficial ownership of such persons after the transfer of shares by such persons to the Company pursuant to the Settlement Agreement. The percentages in the foregoing paragraphs in this Item 5 are calculated based on a total of 77,279,065 shares of Common Stock outstanding, which (A) includes the number of shares of Common Stock (74,390,437) outstanding as of October 31, 2007 (as stated by the Company in its quarterly report on Form 10-Q for the period ended September 30, 2007), (B) assumes the cancellation and retirement of 2,027,072 shares of Common Stock (708,751 of which shares were previously held in escrow) to be returned by the Indemnifying Members to the Company pursuant to the Settlement Agreement and (C) assumes the conversion into Common Stock of all shares of Series B Preferred Stock of the Company issued to WCAS X under the First Stage SPA (including shares of Series B Preferred Stock issuable upon the exchange of shares of Series A Preferred Stock issued to WCAS X under the First Stage SPA) and the Series B Preferred Stock under the Second Stage SPA, which would result in an additional 4,915,700 shares of Common Stock. The calculation of such percentage does not consider any shares of Preferred Stock issued to any investor other than WCAS X (or any shares of Common Stock issuable upon conversion thereof).

CUSIP No. 913377107	Page 9 of 12 Pages

As a result of the matters referred to in Item 4 of the Schedule 13D filed by the Reporting Persons with the SEC on October 1, 2007, as amended hereby, the Reporting Persons may be deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other stockholders of the Company that are party to the Stockholders’ Agreement and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including: (i) an aggregate 20,301,569 shares of Common Stock that Union Square and/or its affiliates (including certain affiliates of Cap Z Ltd.) beneficially own as set forth in Amendment No. 5 to Schedule 13D as filed by Union Square and its affiliates on September 25, 2007, (ii) an aggregate 6,920,500 shares of Common Stock that the Perry Funds beneficially own as set forth in Amendment No. 2 to Schedule 13D as filed by Perry Corp. and Richard C. Perry on September 21, 2007, (iii) an aggregate 5,250,000 shares of Common Stock that Lee and/or its affiliates beneficially own as set forth in the Schedule 13D filed by Lee-Universal Holdings, LLC and Thomas H. Lee on September 26, 2007, (iv) an aggregate 2,794,738 shares of Common Stock that Mr. Richard Barasch and/or his affiliates beneficially own as set forth in the Amendment to Schedule 13D as filed by Mr. Richard Barasch on May 7, 2007, (v) an aggregate 800 shares of Common Stock underlying 8 shares of Series B Preferred Stock that are beneficially owned by WCAS Management Corporation and (vi) after giving effect to the Settlement Agreement, an aggregate 2,459,480 shares of Common Stock issued by the Company pursuant to the Merger Agreement to former equity holders of MemberHealth (other than WCAS IX) that are party to the Stockholders’ Agreement.

Including all such shares on the foregoing basis, the Reporting Persons may be deemed to be beneficial owners of, in the aggregate, approximately 60% of the outstanding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by any of the persons referred to in clauses (i) through (v) above and any of their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

The percentage in the immediately foregoing paragraph is calculated based on a total of 85,713,365 shares of Common Stock outstanding, which (i) includes (A) the number of shares of Common Stock (74,390,437) outstanding as of October 31, 2007 (as stated by the Company in its quarterly report on Form 10-Q for the period ended September 30, 2007), (B) 1,952,700 shares of Common Stock underlying the shares of Series B Preferred Stock issued to the Initial Holders under the First Stage SPA, (C) 10,836,000 shares of Common Stock underlying the shares of Series B Preferred Stock issued to the Initial Holders under the Second Stage SPA, (D) 500,000 shares of Common Stock underlying the shares of Series B Preferred Stock that may be issued by the Company in exchange for shares of Series A Preferred Stock issued to WCAS X under the First Stage SPA and (E) 60,500 shares of Common Stock underlying the shares of Series B Preferred Stock that may be issued by the Company in exchange for shares of Series A Preferred Stock issued to Lee under the First Stage SPA and (ii) assumes the cancellation and retirement of 2,027,072 shares of Common Stock (708,751 of which shares were previously held in escrow) to be returned by the Indemnifying Members to the Company pursuant to the Settlement Agreement. The total number of shares of Common Stock set forth above does not include any shares of Common Stock underlying the shares of Series B Preferred Stock that may be issued by the Company in exchange for shares of Series A Preferred Stock issued to the Perry Funds under the First Stage SPA or the Second Stage SPA, which exchange is subject to various conditions.

CUSIP No. 913377107	Page 10 of 12 Pages

(c) Except as described in Item 4 (which is incorporated herein by reference), as amended hereby, there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of this statement on Schedule 13D by any Reporting Person.

(d)       Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit A*	Agreement between WCAS IX, WCAS IX Associates, WCAS X and WCAS X Associates to file this 13D and any future amendments to Schedule 13D jointly on behalf of each of them
Exhibit B*

Share Purchase Agreement, dated May 7, 2007, by and among WCAS X, Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Lee and Union Square Universal Partners, L.P.

Exhibit C*	Agreement and Plan of Merger and Reorganization, dated May 7, 2007, by and among MemberHealth, MHRx, MH Acquisition I Corp., MH Acquisition II LLC and WCAS IX, as shareholder representative
Exhibit D*	Registration Rights Agreement, dated May 7, 2007, by and among the Company, WCAS IX, WCAS X and the other parties named on the signature pages thereto
Exhibit E*

Securities Purchase Agreement, dated May 7, 2007, by and among the

Company, Lee, WCAS X, Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

Exhibit F†	Restated Certificate of Incorporation of the Company establishing rights of Series A Preferred Shares
Exhibit G†	Restated Certificate of Incorporation of the Company establishing rights of Series B Preferred Shares
Exhibit H*

Securities Purchase Agreement, dated May 7, 2007, by and among the Company, Lee, WCAS X, Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

CUSIP No. 913377107	Page 11 of 12 Pages

Exhibit I*

Agreement, dated September 18, 2007, by and among the Company, MH Acquisition I Corp., MH Acquisition II LLC, MHRx, Member Health, WCAS IX, Lee, WCAS X, Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P. and Bank of America, N.A. as administrative agent

Exhibit J*

Escrow Agreement, dated September 18, 2007, by and among the Company, MH Acquisition I Corp., MH Acquisition II LLC, MHRx, Member Health, WCAS IX, Lee, WCAS X, Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P., Bank of America, N.A. as administrative agent and The Bank of New York, as escrow agent

Exhibit K*

Amendment to Escrow Agreement, dated September 21, 2007, by and among the Company, MH Acquisition I Corp., MH Acquisition II LLC, MHRx, Member Health, WCAS IX, Lee, WCAS X, Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P., Bank of America, N.A. as administrative agent and The Bank of New York, as escrow agent

Exhibit L*	Stockholders’ Agreement of the Company, dated September 21, 2007
Exhibit M††	Settlement Agreement and Amendment to Merger Agreement, dated March 5, 2008

* Incorporated by reference to the Reporting Persons’ filing on Schedule 13D on October 1, 2007.

† Incorporated by reference to Annex C to the Company’s Registration Statement on Form S-4, Registration No. 333-143822.

†† Incorporated by reference to Exhibit 10.1 to the Company’s filing on Form 8-K on March 11, 2008.

CUSIP No. 913377107	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2008

WELSH, CARSON, ANDERSON & STOWE IX, L.P.
By: WCAS IX Associates LLC, General Partner
By:	/s/ Jonathan M. Rather
Managing Member
WCAS IX Associates LLC
By:	/s/ Jonathan M. Rather
Managing Member
WELSH, CARSON, ANDERSON & STOWE X, L.P.
By: WCAS X Associates LLC, General Partner
By:	/s/ Jonathan M. Rather
Managing Member
WCAS X Associates LLC
By:	/s/ Jonathan M. Rather
Managing Member